The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek to offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-131627

Subject to completion, dated June 14, 2006

Preliminary prospectus supplement

(To prospectus dated February 7, 2006)

Whirlpool Corporation

$                     Floating Rate Notes due 2009

Issue price:     %

$                         % Senior Notes due 2011

Issue price:     %

$                         % Senior Notes due 2016

Issue price:     %

We are offering $             of our floating rate notes due 2009 (the “2009 notes”), $             of our     % senior notes due 2011 (the “2011 notes”) and $             of our     % senior notes due 2016 (the “2016 notes” and, together with the 2009 notes and the 2011 notes, the “notes”).

The 2009 notes will bear interest at a floating rate equal to three-month USD LIBOR plus     % per annum. The 2011 notes will bear interest at a rate of     % per annum and the 2016 notes will bear interest at a rate of     % per annum. We will pay interest quarterly on the 2009 notes on March     , June     , September      and December      of each year, beginning on September     , 2006. We will pay interest semi-annually on the 2011 notes and the 2016 notes on June      and December      of each year, beginning on December     , 2006. Interest on the notes will accrue from June     , 2006. The 2009 notes will mature on June     , 2009, the 2011 notes will mature on June     , 2011 and the 2016 notes will mature on June     , 2016.

We may redeem the 2009 notes at any time on or after             , in whole or in part, at a price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon, as described under the heading “Description of the notes—Optional redemption” in this prospectus supplement. We may redeem the 2011 notes and the 2016 notes, in whole or in part, at any time at the make-whole premium redemption price set forth under the heading “Description of the notes—Optional redemption” in this prospectus supplement.

The notes will be our senior unsecured and unsubordinated obligations and will rank equally with all of our existing and future senior unsecured debt and senior to all our subordinated debt.

Investing in the notes involves risks that are described in the “ Risk factors” section on page S-7 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts	Proceeds to us (Before Expenses)

Per 2009 note	%	%	%
Total	$	$	$

Per 2011 note	%	%	%
Total	$	$	$

Per 2016 note	%	%	%
Total	$	$	$

(1)	Plus accrued interest, if any, from June , 2006.

These notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

The underwriters expect to deliver the notes to purchasers through the book-entry delivery system of The Depository Trust Company on or about June     , 2006.

Joint Book-Running Managers

Citigroup	JPMorgan

Banc of America Securities LLC (2011 notes)	LaSalle Capital Markets (2016 notes)	RBS Greenwich Capital (2009 notes)

June         , 2006

Whirlpool®
Home Appliances

Amana

Bauknecht

IGNIS

BRASTEMP

ESLABON DE LUJO

ESTATE®
BY WHIRLPOOL CORPORATION

MAYTAG®

LADEN

Inglis
by Whirlpool Corporation™
Home Appliances

KitchenAid®
HOME APPLIANCES

Acros

Roper®
BY WHIRLPOOL CORPORATION

SUPERMATIC

JENN-AIR

Consul

Prospectus Supplement

Prospectus

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. You should read the entire prospectus supplement, as well as the accompanying prospectus and the documents incorporated by reference that are described under “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the respective dates of those documents in which the information is contained. Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context requires otherwise, the terms “Whirlpool,” “we,” “our,” and “us” refer to Whirlpool Corporation, including Maytag and its subsidiaries, and the term “Maytag” refers to Maytag Corporation and its subsidiaries.

Prospectus supplement summary

About Whirlpool Corporation

Whirlpool Corporation, the world’s leading manufacturer and marketer of major home appliances, was incorporated in 1955 under the laws of Delaware as the successor to a business that traces its origin to 1898. Whirlpool has annual sales of more than $19 billion, more than 80,000 employees, and more than 60 manufacturing and technology research centers around the world. Whirlpool markets Whirlpool, Maytag, KitchenAid, Jenn-Air, Amana, Brastemp, Bauknecht and other major brand names to consumers in nearly every country around the world.

Products and markets

Whirlpool manufactures and markets a full line of major appliances and related products, primarily for home use. Whirlpool’s principal products are laundry appliances, refrigerators and freezers, cooking appliances, dishwashers, room air-conditioning equipment, and mixers and other small household appliances. Whirlpool also produces hermetic compressors for refrigeration systems.

The following table sets forth information regarding the total net sales contributed by each class of similar products which accounted for 10% or more of Whirlpool’s consolidated net sales in 2005, 2004, and 2003. These sales figures do not include those of Maytag, which we acquired on March 31, 2006.

	Percent in 2005	Year ended December 31,
		2005	2004	2003

		(millions of dollars)

Class of similar products
Home laundry appliances	31%	$4,425	$4,070	$3,856
Home refrigerators and freezers	32%	4,506	3,879	3,465
Home cooking appliances	15%	2,186	2,021	1,903
Other	22%	3,200	3,250	2,952

Net sales	100%	$14,317	$13,220	$12,176

Whirlpool is a major supplier to Sears Holding Corporation (“Sears”) of laundry, refrigerator, dishwasher, and trash compactor home appliances. Some of the products that Whirlpool supplies to Sears are marketed by Sears under Sears’ Kenmore brand name. Sears is also a major outlet for our Whirlpool and KitchenAid brand products. In 2005, approximately 16% of our consolidated net sales were attributable to sales to Sears. In 2005, Sears, Roebuck & Co. merged with Kmart Corporation to form Sears.

Acquisition of Maytag

On March 31, 2006, Whirlpool completed its acquisition of Maytag. Pursuant to an Agreement and Plan of Merger, dated as of August 22, 2005 (the “Merger Agreement”), by and among Whirlpool, Whirlpool Acquisition Co. and Maytag, Whirlpool Acquisition Co. merged with and into Maytag (the “Merger”), as a result of which Maytag became a wholly owned subsidiary of

Whirlpool. Subsequent to the Merger, Whirlpool has announced its decision to seek to sell Maytag’s Dixie-Narco, Jade Range, Amana and Hoover commercial product lines.

Under the terms of the Merger Agreement, each share of Maytag common stock outstanding at the effective time of the Merger was converted into the right to receive (i) 0.1196 of a share of Whirlpool common stock, and (ii) $10.50 in cash. The aggregate consideration paid to former Maytag shareholders consisted of approximately 9.7 million shares of Whirlpool common stock and approximately $848 million in cash.

About Maytag Corporation

Maytag is a leading manufacturer and distributor of home and commercial appliances. Its products are sold to customers throughout North America and in international markets. It was organized as a Delaware corporation in 1925.

Maytag is one of the leading major appliance companies in the North American market, offering consumers a full line of washers, dryers, dishwashers, cooking appliances, and refrigeration distributed through large and small retailers across the United States and Canada. It also sells products to commercial laundry customers. Its Hoover brand is a leader in North American floor care products. In addition, it has an extensive service network offering repair, parts and accessories, service management and extended service contracts for its home appliances as well as home appliances sold by other manufacturers.

Maytag operates in two business segments: Home Appliances and Commercial Products. Sales to Sears in 2005 represented 10% of consolidated net sales. Sales to Home Depot represented 14% of consolidated net sales in 2005. Total sales in 2005 were $4.9 billion.

Maytag owns Dixie-Narco, one of the original brand names in the vending machine industry, and currently the leading manufacturer of soft drink can and bottle vending machines in the United States. Dixie-Narco venders are sold primarily to major soft drink bottlers such as Coca-Cola Enterprises and Pepsi Bottling Group.

In commercial cooking appliances, Maytag owns Jade Range, a leading manufacturer of premium-priced commercial ranges and commercial-style ranges for the residential market.

Home appliances

The Home Appliances segment represented 95.2% of consolidated net sales in 2005. The Home Appliances segment manufactures, distributes and services laundry products, dishwashers, refrigerators, cooking appliances and floor care products. It distributes these products through home improvement centers, major national retailers, independent retail dealers and Maytag Stores and Home Appliance Centers in North America and targeted international markets. These products are sold primarily under the Maytag, Amana, Hoover, Jenn-Air and Magic Chef brand names. Maytag also licenses certain home appliance brands in markets outside the United States. Over the last several years, it has increased its emphasis on the in-home service business, which services major appliances manufactured by Maytag and by other manufacturers. The segment also services floor care products. Whirlpool has announced its decision to seek to sell Maytag’s Hoover brand floor care business.

Portions of Maytag’s operations and sales are outside the United States. The company also outsources certain components and finished products from outside the United States for sale in the United States. The risks involved in foreign operations vary from country to country and include tariffs, trade restrictions, changes in currency values, economic conditions and international relations.

The number of employees in the Home Appliances segment was approximately 16,700 as of December 31, 2005, and approximately 16,900 as of January 1, 2005. Approximately 40% of this segment’s employees were covered by collective bargaining agreements as of December 31, 2005, and January 1, 2005. As of December 31, 2005, approximately 17% of employees in this segment are non-U.S. based.

Commercial products

The Commercial Products segment represented 4.8% of consolidated net sales in 2005. This segment manufactures and sells commercial cooking equipment under the Jade brand name, vending equipment under the Dixie-Narco brand name and commercial microwave ovens under the Amana brand name. These products are primarily sold to distributors, soft drink bottlers, restaurant chains and dealers in North America and targeted international markets. Whirlpool has announced its decision to seek to sell the businesses comprising Maytag’s Commercial Products segment.

The number of employees in the Commercial Products segment as of December 31, 2005, and January 1, 2005, was approximately 1,100.

The offering

The offering terms of the notes are summarized below solely for your convenience. This summary is not a complete description of the notes. You should read the full text and more specific details contained elsewhere in this prospectus supplement and the accompanying prospectus. For a more detailed description of the notes, see the discussion under the caption “Description of the notes” beginning on page S-12 of this prospectus supplement.

Issuer	Whirlpool Corporation

Notes offered	$ aggregate principal amount of 2009 notes;

$ aggregate principal amount of 2011 notes; and

$ aggregate principal amount of 2016 notes.

Maturity date	The 2009 notes mature on June , 2009, the 2011 notes mature on June , 2011 and the 2016 notes mature on June , 2016.

Interest rates

The 2009 notes will bear interest from June     , 2006 at a floating rate equal to three-month USD LIBOR plus     % per annum, payable quarterly, the 2011 notes will bear interest from June     , 2006 at the rate of     % per annum, payable semiannually, and the 2016 notes will bear interest from June     , 2006 at the rate of     % per annum, payable semiannually.

Interest payment dates

March     , June     , September      and December      of each year for the 2009 notes, beginning on September     , 2006, and June      and December      of each year for the 2011 notes and the 2016 notes, beginning on December     , 2006.

Optional redemption

We may redeem the 2009 notes at any time on or after             , in whole or in part, at a price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon, as described under the heading “Description of the notes—Optional redemption” in this prospectus supplement. We may redeem the 2011 notes and the 2016 notes, in whole or in part, at any time at the make-whole premium redemption price described under “Description of the notes—Optional redemption” in this prospectus supplement.

Ranking

The notes will be our senior unsecured and unsubordinated obligations and will rank equally with each other and with all of our other existing and future unsecured and unsubordinated indebtedness. See “Description of the notes” in this prospectus supplement.

Use of proceeds

We intend to use the net proceeds from the sale of the notes for general corporate purposes, including the payment of outstanding commercial paper (which we issued in connection with our acquisition of Maytag).

Minimum denominations	The notes will be issued and may be transferred only in minimum denominations of $1,000 and multiples of $1,000 in excess thereof.

Form

The notes are being issued in fully registered form and will be represented by one or more global notes deposited with The Depository Trust Company, or DTC, or its nominee and registered in book-entry form in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global notes will be shown on, and transfers will only be made through, the records maintained by DTC and its participants. See “Description of the Debt Securities—Global Securities” in the accompanying prospectus.

Risk factors

For a discussion of factors you should carefully consider before deciding to purchase the notes, see “Risk factors” beginning on page S-7 of this prospectus supplement and our annual report on Form 10-K for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the quarter ended March 31, 2006 filed with the Securities and Exchange Commission and incorporated by reference into this prospectus supplement.

Further issues

We may create and issue additional notes of any series ranking equally with the notes of the corresponding series (other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such notes, if issued, may be consolidated and form a single series with the notes of the corresponding series.

Governing law	The notes and the indenture will be governed by, and construed in accordance with the laws of the State of New York.

Risk factors

Before you decide to invest in the Notes, you should consider the factors set forth below as well as the risk factors discussed in our Form 10-K filing with the Securities and Exchange Commission for the fiscal year ended December 31, 2005 and the Form 10-Q filing for the quarter ended March 31, 2006 as incorporated by reference into this prospectus supplement and the accompanying prospectus. See “Where You Can Find More Information” in the accompanying prospectus.

Risks related to the notes

An increase in market interest rates could result in a decrease in the value of any notes bearing interest at a fixed rate.

In general, as market interest rates rise, notes bearing interest at a fixed rate generally decline in value because the premium, if any, over market interest rates will decline. Consequently, if you purchase fixed rate notes and market interest rates increase, the market value of your notes may decline. We cannot predict the future level of market interest rates.

Ratings of each series of notes may not reflect all of the risks of an investment in the notes.

Each series of notes will be rated by at least one nationally recognized statistical rating organization. The ratings of our notes will primarily reflect our financial strength and will change in accordance with the rating of our financial strength. Any rating is not a recommendation to purchase, sell or hold any particular security, including the notes. These ratings do not comment as to market price or suitability for a particular investor. In addition, ratings at any time may be lowered or withdrawn in their entirety. The ratings of each series of notes may not reflect the potential impact of all risks related to structure and other factors on any trading market for, or trading value of, your notes. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, could affect the market value of the notes and increase our corporate borrowing costs.

There may be no public trading market for the notes.

There is no existing market for the notes and we have not applied and do not intend to apply for listing of the notes on any securities exchange or any automated quotation system. As a result, a market for the notes may not develop or, if one does develop, it may not be maintained. If an active market for the notes fails to develop or be sustained, the trading price and liquidity of the notes could be adversely affected.

If you are able to resell your notes, many other factors may affect the price you receive, which may be lower than you believe to be appropriate.

If you are able to resell your notes, the price you receive will depend on many other factors that may vary over time, including:

•	our financial performance;

•	the amount of indebtedness we have outstanding;

•	the market for similar securities;

•	the level, direction and volatility of market interest rates;

•	outstanding amount of the notes;

•	the redemption and repayment features of the notes to be sold; and

•	the time remaining to maturity of your notes.

As a result of these factors, you may only be able to sell your notes at prices below those you believe to be appropriate, including prices below the price you paid for them.

Effective subordination of the notes may reduce amounts available for payment of the notes.

We conduct some of our operations through our subsidiaries. As of March 31, 2006, our subsidiaries (including Maytag) had indebtedness of $1 billion. Holders of the notes will be effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. In the event of a default by a subsidiary under any credit arrangement or other indebtedness, its creditors could accelerate such debt, prior to such subsidiary distributing amounts to us that we could have used to make payments on the notes.

In addition, the notes will be unsecured. As of March 31, 2006, we had no significant secured debt outstanding. The holders of any secured debt that we may have now or in the future may foreclose on our assets securing our debt, reducing the cash flow from the foreclosed property available for payment of unsecured debt. The holders of any secured debt that we may have also would have priority over unsecured creditors in the event of our liquidation, bankruptcy or similar proceeding. In the event of such a proceeding, the holders of secured debt that we may have would be entitled to proceed against their collateral, and that collateral will not be available for payment of unsecured debt, including the notes. As a result, the notes will be effectively subordinated to any of our secured debt that we may have.

The notes do not restrict our ability to incur additional debt or prohibit us from taking other action that could negatively impact holders of the notes.

We are not restricted under the terms of the indenture or the notes from incurring additional indebtedness. The terms of the indenture limit our ability to secure additional debt without also securing the notes and to enter into sale and leaseback transactions. However, these limitations are subject to numerous exceptions. See “Description of the Debt Securities—Limitations on Liens” and “Description of the Debt Securities—Restrictions on Sale and Leasebacks” in the accompanying prospectus. In addition, the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, secure existing or future debt or take a number of other actions that are not limited by the terms of the indenture and the notes, including repurchasing subordinated indebtedness or common stock or to transfer assets to our parent if we were to form a holding company, could have the effect of diminishing our ability to make payments on the notes when due.

Our financial performance and other factors could adversely impact our ability to make payments on the notes.

Our ability to make scheduled payments with respect to our indebtedness, including the notes, will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

Cautionary statement about forward-looking statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of Whirlpool. This prospectus supplement, the accompanying prospectus, and the information incorporated by reference contain forward-looking statements that reflect Whirlpool’s current views with respect to future events and financial performance.

Forward-looking statements include, but are not limited to, statements regarding expected earnings per share, cash flow, productivity and material and oil-related costs, as well as expectations as to the integration with Maytag Corporation. Many risks, contingencies and uncertainties could cause actual results to differ materially from Whirlpool’s forward-looking statements. Among these factors are: (1) intense competition in the home appliance industry reflecting the impact of both new and established global, including Asian and European, manufacturers and the strength of trade customers; (2) Whirlpool’s ability to continue its strong relationship with Sears Holding Corporation in North America (accounting for approximately 16% of Whirlpool’s 2005 consolidated net sales of $14 billion) and other significant trade customers, and the ability of these trade customers to maintain or increase market share; (3) Whirlpool’s ability to integrate the recently acquired Maytag Corporation on a timely basis and realize the full anticipated benefits of the merger within the current estimate of costs; (4) demand for Whirlpool’s products, including the strength of the U.S. building industry and the level of interest rates; (5) the ability of Whirlpool to achieve its business plans, including productivity improvements, cost control, leveraging of its global operating platform and acceleration of the rate of innovation; (6) fluctuations in the cost of key materials (including steel, oil, plastic resins, copper and zinc) and components and the ability of Whirlpool to offset cost increases; (7) the ability of suppliers of critical parts, components and manufacturing equipment to deliver sufficient quantities to Whirlpool in a timely and cost-effective manner; (8) changes in market conditions, health care cost trends and pending regulation that could increase future funding obligations for pension and post-retirement benefit plans; (9) the cost of compliance with environmental and health and safety regulations, including new regulations in Europe regarding appliance disposal; (10) potential exposure to product liability claims, including claims that may arise through Whirlpool’s regular investigations of potential quality and safety issues as part of its ongoing effort to provide quality products to consumers; (11) the impact of labor relations; (12) Whirlpool’s ability to obtain and protect intellectual property rights; (13) the ability of Whirlpool to manage foreign currency and its effective tax rate; (14) global, political, and/or economic uncertainty and disruptions, especially in Whirlpool’s significant geographic markets, including uncertainty and disruptions arising from natural disasters, including possible effects of recent U.S. hurricanes, or terrorist activities; and (15) risks associated with operations outside the U.S.

Whirlpool undertakes no obligation to update any forward-looking statement, and investors are advised to review disclosures in Whirlpool’s filings with the Securities and Exchange Commission. It is not possible to foresee or identify all factors that could cause actual results to differ from expected or historic results. Therefore, investors should not consider the foregoing factors to be an exhaustive statement of all risks, uncertainties, or factors that could potentially cause actual results to differ from forward-looking statements. Additional information concerning these factors can be found in Whirlpool’s filings with the Securities and Exchange Commission, including the annual report on Form 10-K for its fiscal year ended December 31, 2005 and the quarterly report on Form 10-Q for the quarter ended March 31, 2006.

Use of proceeds

We will use the net proceeds that we receive from the sale of the notes, which will be approximately $            , after deducting underwriting discounts and our offering expenses, for general corporate purposes, including payment of outstanding commercial paper (which we issued in connection with our acquisition of Maytag). Those commercial paper obligations bear interest at a rate that approximates short-term LIBOR rates and generally have maturities of less than 30 days. Pending such use, we will invest the net proceeds in short-term, interest-bearing securities.

Capitalization of Whirlpool Corporation

The following table sets forth a summary of the short term debt and capitalization of Whirlpool and its consolidated subsidiaries as of March 31, 2006, and as adjusted to give effect to the issuance of the notes and the application of the proceeds thereof to reduce outstanding debt. See “Use of proceeds.” The table should be read in conjunction with the financial information in this prospectus supplement and the information included in our annual report on Form 10-K for the fiscal year ended December 31, 2005 and our quarterly report filed on Form 10-Q for the quarter ended March 31, 2006 and incorporated herein by reference in this prospectus supplement.

(in millions)	As of March 31, 2006
	As reported	As adjusted

	(Unaudited)
Short-term borrowings	$1,097	$
Current maturity of long-term debt	595		595
Other long-term debt	1,308		1,308
Notes offered hereby	—

Total debt	$3,000	$

Shareholders’ equity
Capital stock, par value $1,250 million shares authorized	$102		$102
Paid-in capital	1,780		1,780
Retained earnings	2,991		2,991
Accumulated other comprehensive income (loss)	(764)		(764)
Treasury stock—24 million shares at cost	(1,250)		(1,250)

Total shareholders’ equity	$2,859		$2,859

Total capitalization	$5,859	$

There has been no material change in the short-term borrowings, long-term debt, or capitalization of Whirlpool and its consolidated subsidiaries since March 31, 2006, other than as disclosed herein and normal seasonal variations.

Ratio of earnings to fixed charges

The following table shows our ratio of earnings to fixed charges for the first quarter of 2006 and each of our last five fiscal years:

Three Months Ended March 31,		Year Ended December 31,
2006	2005	2005	2004	2003	2002	2001

5.0x	4.0x	4.7x	5.0x	5.0x	4.0x	1.5x

For the purposes of computing this ratio, “earnings” consist of (a) earnings before income taxes and other items, (b) portion of rents representative of the interest factor, (c) interest on indebtedness and (d) amortization of debt expense and premium. “Fixed charges” consist of (i) portion of rents representative of the interest factor, (ii) interest on indebtedness and (iii) amortization of debt expense and premium.

Description of the notes

The following description of the particular terms of the notes offered hereby supplements the description of the general terms and provisions of debt securities under the heading “Description of the Debt Securities” in the accompanying prospectus. Terms used in this prospectus supplement that are otherwise not defined will have the meanings given to them in the accompanying prospectus. The following summaries of certain provisions of the indenture do not purport to be complete and are subject to and are qualified in their entirety by reference to all of the provisions of the indenture, which provisions of the indenture are incorporated herein by reference. Capitalized and other terms not otherwise defined in this prospectus supplement or in the accompanying prospectus will have the meanings given to them in the indenture. You may obtain a copy of the indenture from us upon request. See “Where You Can Find More Information” in the accompanying prospectus.

General

The floating rate senior notes due 2009 (the “2009 notes”), the     % senior notes due 2011 (the “2011 notes”) and the     % senior notes due 2016 (the “2016 notes” and, together with the 2009 notes and the 2011 notes, the “notes”) will be issued as separate series under an indenture dated as of March 20, 2000 (the “indenture”) between us and Citibank, N.A., as trustee. The 2009 notes will mature on June     , 2009, the 2011 notes will mature on June     , 2011 and the 2016 notes will mature on June     , 2016.

Unless previously redeemed or purchased and cancelled, we will repay the notes in cash at 100% of their principal amount together with accrued and unpaid interest thereon at maturity. We will pay principal of and interest on the notes in U.S. dollars.

The notes will be our senior unsecured debt obligations and will rank equally among themselves and with all of our other present and future senior unsecured indebtedness.

The 2011 notes and the 2016 notes will be redeemable by us at any time prior to maturity as described below under “—Optional redemption.” The 2009 notes will be redeemable on or after             .

The notes will be issued in registered, book-entry form only without interest coupons in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

The notes will not be subject to a sinking fund. The notes will be subject to defeasance as described under “Description of the Debt Securities—Defeasance and Covenant Defeasance” in the accompanying prospectus.

The indenture and the notes do not limit the amount of indebtedness which may be incurred or the amount of securities which may be issued by us, and contain no financial or similar restrictions on us, except as described under “Description of the Debt Securities—Limitations on Liens” and “Description of the Debt Securities—Restrictions on Sale and Leasebacks” in the accompanying prospectus.

The notes will be issued in an aggregate initial principal amount of $            , subject to our ability to issue additional notes which may be of the same series as the notes as described below under “—Further issues” in this prospectus supplement.

If the scheduled maturity date or redemption date for the notes of any series falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest on such payment shall accrue for the period from and after the scheduled maturity date or redemption date, as the case may be.

Interest

Fixed rate notes

The 2011 notes will bear interest at a fixed rate of     % and the 2016 notes will bear interest at a fixed rate of     %. Interest on the 2011 notes and the 2016 notes will accrue from June     , 2006, or from the most recent interest payment date to which interest has been paid or provided for, but excluding the relevant interest payment date. We will make interest payments on the 2011 notes and the 2016 notes semiannually in arrears on June      and December      of each year, beginning on December     , 2006, to the person in whose name such notes are registered at the close of business on the immediately preceding June      or December     , as applicable. Interest on the 2011 notes and the 2016 notes will be computed on the basis of a 360-day year of twelve 30-day months.

If an interest payment date for the 2011 notes and the 2016 notes falls on a day that is not a business day, the interest payment shall be postponed to the next succeeding business day, and no interest on such payment shall accrue for the period from and after such interest payment date.

Floating rate notes

The 2009 notes will bear interest for each interest period at a rate determined by the calculation agent. The calculation agent is Citibank, N.A. until such time as we appoint a successor calculation agent. The interest rate on the 2009 notes for a particular interest period will be a per annum rate equal to three-month USD LIBOR as determined on the interest determination date plus     %. The interest determination date for an interest period will be the second London business day preceding that interest period. Promptly upon determination, the calculation agent will inform the trustee and us of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent shall be binding and conclusive on the holders of the 2009 notes, the trustee and us.

The 2009 notes are redeemable, in whole or in part, at our option as described in “—Optional redemption”.

A London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market and banks in London, England and the City of New York are open and conducting transactions in foreign currency and exchange.

On any interest determination date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on “Telerate Page 3750” at approximately 11:00 a.m., London time, on such interest determination date. If, on an interest determination date, such rate does not appear on the “Telerate Page 3750” as of 11:00 a.m., London time, or if the “Telerate Page 3750” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM”.

If no offered rate appears on “Telerate Page 3750” or Bloomberg L.P. page “BBAM” on an interest determination date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with us) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the calculation agent will select three major banks (which may include JPMorgan Chase Bank, N.A.) in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the interest determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the then current interest period.

Upon written request from any holder of 2009 notes, the calculation agent will provide the interest rate in effect for the 2009 notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

Dollar amounts resulting from such calculation will be rounded to the nearest cent, with one-half cent being rounded upward.

Interest on the 2009 notes will accrue from June     , 2006, or from the most recent interest payment date to which interest has been paid or provided for; provided, that if an interest payment date (other than in the case of the maturity date) for the 2009 notes falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day unless such next succeeding business day would be in the following month, in which case the interest payment date shall be the immediately preceding business day. Interest on the 2009 notes will be paid up and until, but excluding, the relevant interest payment date. We will make interest payments on the 2009 notes quarterly in arrears on March     , June     , September      and December      of each year, beginning on September     , 2006, to the person in whose name those notes are registered at the close of business on the immediately preceding March     , June     , September      or December     , as applicable. Interest on the 2009 notes will be computed on the basis of the actual number of days in an interest period and a 360-day year.

Optional redemption

The 2009 notes, 2011 notes and the 2016 notes are redeemable, as a whole or in part, at our option, upon mailed notice to the registered address of each holder of notes at least 30 days but not more than 60 days prior to the redemption. The 2009 notes will be redeemable by us at any time or from time to time on or after             . The 2011 and the 2016 notes will be redeemable by us at any time or from time to time prior to maturity. The redemption price of the 2009 notes will be 100% of the principal amount thereof. The redemption price of the 2011 notes and the 2016 notes will include a “make-whole premium”. In respect of the 2011 notes and the 2016 notes, the “make-whole premium” redemption price will be calculated by us and will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) on such notes discounted to the date of redemption, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day

months), at a rate equal to the sum of the applicable Treasury Rate (as defined below) plus              basis points with respect to the 2011 notes and              basis points with respect to the 2016 notes. In each case, accrued interest will be paid to but excluding the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by a Reference Treasury Dealer (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes called for redemption, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of notes called for redemption.

“Comparable Treasury Price” means, with respect to any redemption date, the average, as determined by us, of the Reference Treasury Dealer Quotations (as defined below) for that redemption date.

“Reference Treasury Dealer” means each of J.P. Morgan Securities Inc. and Citigroup Global Markets Inc. and one other primary U.S. Government securities dealer selected by us, and each of their respective successors. If any one shall cease to be a primary U.S. Government securities dealer, we will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, on any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by each Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

“Remaining Scheduled Payments” means the remaining scheduled payments of principal of and interest on the notes called for redemption that would be due after the related redemption date but for that redemption. If that redemption date is not an interest payment date with respect to the notes called for redemption, the amount of the next succeeding scheduled interest payment on such notes will be reduced by the amount of interest accrued to such redemption date.

We will prepare and mail a notice of redemption to each holder of notes to be redeemed by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. On and after a redemption date, interest will cease to accrue on the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before a redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by the trustee pro rata or by lot or by a method the trustee deems to be fair and appropriate.

Further issues

We may from time to time, without notice to or the consent of the registered holders of a series of debt securities, create and issue further debt securities of any such series ranking equally with the debt securities of the corresponding series in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further debt securities or except for the first payment of interest following the issue date of such further debt securities). Such further debt securities may be consolidated and form a single series with the debt securities of the corresponding series and have the same terms as to status, redemption or otherwise as the debt securities of the corresponding series.

Regarding the trustee

We and our affiliates maintain various commercial and service relationships with the trustee and its affiliates in the ordinary course of business. Citibank, N.A. has other relationships with us, as described under the heading “Description of the Debt Securities—Concerning the Trustee” in the accompanying prospectus.

Material U.S. federal income tax considerations

This discussion is of a general nature and is included herein solely for information purposes. This summary is not intended to be, and should not be, construed to be legal or tax advice. No representation with respect to the consequences to any particular purchaser of the notes is made. Prospective purchasers should consult their own advisors with respect to their particular circumstances.

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders, as defined below, relating to the purchase, ownership and disposition of the notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing, final, temporary and proposed Treasury regulations promulgated thereunder, rulings, pronouncements, judicial decisions and administrative interpretations of the Internal Revenue Service, all as of the date hereof, all of which are subject to change, possibly on a retroactive basis, at any time by legislative, judicial or administrative action. We cannot assure you that the Internal Revenue Service will not challenge the conclusions stated below, and no ruling from the Internal Revenue Service has been (or will be) sought on any of the matters discussed below.

The following discussion does not purport to be a complete analysis of all the potential U.S. federal income tax effects relating to the purchase, ownership, and disposition of the notes. Without limiting the generality of the foregoing, the discussion does not address the effect of any special rules applicable to certain types of holders, including, without limitation, dealers in securities or currencies, insurance companies, financial institutions, thrifts, regulated investment companies, tax-exempt entities, U.S. persons whose functional currency is not the U.S. dollar, U.S. expatriates, persons who hold notes as part of a straddle, hedge, conversion transaction, or other risk reduction or integrated investment transaction, investors in securities that elect to use a mark-to-market method of accounting for their securities holdings, individual retirement accounts or qualified pension plans, or investors in pass through entities, including partnerships and Subchapter S corporations. In addition, this discussion is limited to holders who are the initial purchasers of the notes at their original issue price and hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This discussion does not address the effect of any U.S. state or local income or other tax laws, any U.S. federal estate and gift tax laws, any foreign tax laws, or any tax treaties.

U.S. holders

The term “U.S. Holder” means a beneficial owner of a note that is:

•	an individual who is a citizen of the United States or who is a resident alien of the United States for U.S. federal income tax purposes;

•	a corporation or other entity taxable for U.S. federal income tax purposes as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if a valid election is in effect under applicable Treasury regulations to treat such trust as a U.S. person.

Taxation of interest

All of the notes bear interest at a fixed-rate or will bear interest at a floating rate that is either a qualified floating rate or an objective rate under the rules regarding original issue discount. Moreover, we do not intend to issue the notes at a discount that will exceed a de minimis amount of original issue discount. Accordingly, interest on a note will generally be includable in income of a U.S. Holder as ordinary income at the time the interest is received or accrued, in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, exchange or retirement of a note

A U.S. Holder will generally recognize capital gain or loss on a sale, exchange, redemption, retirement or other taxable disposition of a note measured by the difference, if any, between:

•	the amount of cash and the fair market value of any property received, except to the extent that the cash or other property received in respect of a note is attributable to accrued interest on the note not previously included in income, which amount will be taxable as ordinary income, as described above under “—Taxation of interest”; and

•	the holder’s adjusted tax basis in the note.

Such capital gain or loss will be treated as a long-term capital gain or loss if, at the time of the sale, exchange, redemption, retirement or other taxable disposition, the note has been held by the holder for more than one year; otherwise, the capital gain or loss will be short-term. Non-corporate taxpayers may be subject to a lower federal income tax rate on their net long-term capital gains than that applicable to ordinary income. All taxpayers are subject to certain limitations on the deductibility of their capital losses.

A U.S. Holder will not recognize capital gain or loss on a “defeasance” or a “covenant defeasance” permitted under the indenture, as described in the accompanying prospectus under the heading “Description of the Debt Securities—Defeasance and Covenant Defeasance.”

Information reporting and backup withholding

U.S. Holders of notes may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 28%) on payments of interest, principal, gross proceeds from disposition of notes, and redemption premium, if any. Backup withholding generally applies only if the U.S. Holder:

•	fails to furnish its social security or taxpayer identification number within a reasonable time after a request for such information;

•	furnishes an incorrect taxpayer identification number;

•	fails to report interest properly; or

•	fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the taxpayer identification number provided is its correct number and that the U.S. Holder is not subject to backup withholding.

Backup withholding is not an additional tax. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against such U.S. Holder’s

U.S. federal income tax liability and may entitle such holder to a refund provided such holder furnishes the required information to the Internal Revenue Service. Certain persons are exempt from backup withholding, including corporations and financial institutions. U.S. Holders of notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption. We cannot refund amounts once withheld.

We will furnish annually to the Internal Revenue Service, and to record holders of the notes to whom we are required to furnish such information, information relating to the amount of interest paid and the amount of backup withholding, if any, with respect to payments on the notes.

Non-U.S. holders

The following summary is limited to the U.S. federal income tax consequences relevant to a beneficial owner of a note who is not classified as a partnership for U.S. federal income tax purposes and who is not a U.S. Holder (a “Non-U.S. Holder”). The term “Non-U.S. Holder” does not include an individual that was formerly a United States citizen or formerly a resident of the United States for U.S. federal income tax purposes.

Taxation of interest

Subject to the summary of backup withholding rules below, payments of interest on a note to any Non-U.S. Holder will not generally be subject to U.S. federal income or withholding tax provided we or the person otherwise responsible for withholding U.S. federal income tax from payments on the notes receives a required certification, as described below, from the Non-U.S. Holder and the Non-U.S. Holder is not:

•	an actual or constructive owner of 10% or more of the total combined voting power of all our voting stock;

•	a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•	a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code; or

•	receiving such interest payments as income effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States.

In order to satisfy the certification requirement, the Non-U.S. Holder must provide a properly completed Internal Revenue Service Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) under penalties of perjury that provides the Non-U.S. Holder’s name and address and certifies that the Non-U.S. Holder is not a U.S. person. Alternatively, in a case where a security clearing organization, bank or other financial institution holds the notes in the ordinary course of its trade or business on behalf of the Non-U.S. Holder, certification requires that we or the person who otherwise would be required to withhold U.S. federal income tax receive from the financial institution a certification under penalties of perjury that a properly completed Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) has been received by it, or by another such financial institution, from the Non-U.S. Holder, and a copy of such a form is furnished to the payor. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances, certifications as to foreign status of partners, trust owners, or beneficiaries may have to be provided to our paying agent or to us. In addition, special rules apply to payments made through a qualified intermediary.

A Non-U.S. Holder that does not qualify for exemption from withholding under the preceding paragraphs generally will be subject to withholding of U.S. federal income tax at the rate of 30%, or a lower applicable treaty rate, on payments of interest on the notes that are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

If the payments of interest on a note are effectively connected with the conduct by a Non-U.S. Holder of a trade or business in the United States, such payments will be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons generally. If the Non-U.S. Holder is a corporation for U.S. federal income purposes, such payments also may be subject to a 30% branch profits tax. If payments are subject to U.S. federal income tax on a net basis in accordance with the rules described in the preceding two sentences, such payments will not be subject to U.S. withholding tax so long as the holder provides us, or the person who otherwise would be required to withhold U.S. federal income tax, with the appropriate certification.

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties, which may provide for a lower rate of withholding tax, exemption from or reduction of branch profits tax, or other rules different from those described above.

Sale, exchange or disposition

Subject to the summary of backup withholding rules below, any gain realized by a Non-U.S. Holder on the sale, exchange, retirement or other disposition of a note generally will not be subject to U.S. federal income tax, unless:

•	such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied.

Proceeds from the disposition of a note that are attributable to accrued but unpaid interest generally will be subject to, or exempt from, tax to the same extent as described above with respect to interest paid on a note, although such proceeds generally are not subject to withholding tax.

Information reporting and backup withholding

Any payments of interest to a Non-U.S. Holder will generally be reported to the Internal Revenue Service and to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

The backup withholding tax and certain additional information reporting generally will not apply to payments of interest with respect to which either the requisite certification, as described above, has been received or an exemption otherwise has been established, provided that neither we nor the person who otherwise would be required to withhold U.S. federal income tax has actual knowledge or reason to know that the holder is, in fact, a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of the notes by or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of the notes by or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of the notes by or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting, but not backup withholding, on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge or reason to know to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability provided such holder furnishes the required information to the Internal Revenue Service.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as representatives, have agreed to purchase, and we have agreed to sell to them, severally, the principal amount of notes set forth opposite each name below.

Underwriter	Principal Amount of 2009 Notes	Principal Amount of 2011 Notes	Principal Amount of 2016 Notes

Citigroup Global Markets Inc.	$	$	$
J.P. Morgan Securities Inc.
Banc of America Securities LLC
LaSalle Financial Services, Inc.
Greenwich Capital Markets, Inc.

Total	$	$	$

The underwriters have advised us that they propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer such notes to selected dealers at the public offering price minus a selling concession of up to     % of the principal amount of the 2009 notes,     % of the principal amount of the 2011 notes and     % of the principal amount of the 2016 notes. In addition, the underwriters may allow, and those selected dealers may reallow, a selling concession to certain other dealers of up to     % of the principal amount of the 2009 notes,     % of the principal amount of the 2011 notes and     % of the principal amount of the 2016 notes. After this offering, the underwriters may change the public offering price and other selling terms.

In connection with the offering, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which create a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve the purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters or their affiliates have performed certain commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters or their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their businesses for which they would expect to receive customary fees and expenses. Citibank, N.A. is acting as trustee and calculation agent under the indenture and has other relationships with us, as described under the heading “Description of Debt Securities—Concerning the Trustee” in the accompanying prospectus.

We will deliver the notes to the underwriters at the closing of this offering when the underwriters pay us the purchase price for the notes.

Legal opinions

The legality of the notes is being passed upon for us by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois, and certain legal matters relating to the offering of the notes will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as set forth in their reports which are incorporated by reference in this prospectus supplement and the accompanying prospectus. Whirlpool’s financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Where you can find more information

We file annual, quarterly, current, and special reports, proxy statements, and other information with the Securities and Exchange Commission, referred to as the SEC. You may read and copy any reports, statements, or other information they file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the Internet Website maintained by the SEC at http://www.sec.gov. Our filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

Documents incorporated by reference

The SEC allows us to incorporate by reference information into this prospectus supplement, which means that we can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information in, or incorporated by reference in, this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that we or Maytag have previously filed with the SEC. These documents contain important information about our company, including Maytag, and its finances.

•	Our Annual Report on Form 10-K for the Year ended December 31, 2005;

•	Our Quarterly Report on Form 10-Q for the Quarter ended March 31, 2006;

•	Our Current Reports on Form 8-K filed on June 7, 2006, May 24, 2006, May 23, 2006, May 18, 2006, April 6, 2006, March 31, 2006, March 30, 2006, March 15, 2006, February 23, 2006, February 14, 2006, and January 6, 2006.

•	The audited consolidated balance sheets of Maytag Corporation as of December 31, 2005 and January 1, 2005 and the consolidated statements of operations, consolidated statements of shareholders’ equity and consolidated statements of cash flows of Maytag Corporation for each of the three fiscal years in the period ended December 31, 2005, and the schedule and independent registered public accounting firm’s report related thereto from Maytag Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14(d) or 15(d) of the Securities Exchange Act of 1934 after the date of the filing of this registration statement and before its effectiveness, and until we have sold all of the securities to which this prospectus supplement relates or the offering is otherwise terminated. Our subsequent filings with the SEC will automatically update and supersede information in this prospectus supplement.

You may obtain a copy of any of the documents incorporated by reference in the registration statement to which this prospectus supplement and the accompanying prospectus relates (excluding exhibits to those documents unless they are specifically incorporated by reference into those documents) at no cost by writing to or calling our Secretary at:

Whirlpool’s Investor Relations Department

2000 M63

Benton Harbor, Michigan 49022

Attention: Corporate Secretary

Telephone: (269) 923-5000

PROSPECTUS

Whirlpool Corporation

Debt Securities

We may offer and sell from time to time debt securities in one or more offerings. This prospectus provides you with a general description of the securities we may offer.

Each time securities are sold using this prospectus, we will provide a supplement to this prospectus or possibly other offering material containing specific information about the offering. The supplement or other offering material may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement and/or other offering material carefully before you invest.

The securities will be offered directly to investors or through underwriters, dealers or agents. The supplements to this prospectus and/or other offering material will provide the specific terms of the plan of distribution.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

This prospectus is dated February 7, 2006

i

About this Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus. “Incorporated by reference” means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission, or SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making, nor will we make, an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should assume that information appearing in this prospectus and any supplement to this prospectus is current only as of the dates on their covers. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless the context otherwise requires, references in this prospectus to “we,” “us,” “our” and “Whirlpool Corporation” refer to Whirlpool Corporation and its subsidiaries, collectively.

PERSONS PARTICIPATING IN THE OFFERING MADE BY THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT AND/OR OTHER OFFERING MATERIAL MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES IN CONNECTION WITH THE OFFERING, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE SECURITIES AND THE IMPOSITION OF A PENALTY BID. THESE ACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

The Company

Whirlpool, a global manufacturer and marketer of major home appliances, was incorporated in 1955 under the laws of Delaware as the successor to a business that traces its origin to 1898. Whirlpool operates in four geographic segments: North America (61% of net sales in 2004), Europe (23% of net sales in 2004), Latin America (13% of net sales in 2004), and Asia (3% of net sales in 2004). Whirlpool manufactures and markets major home appliances and related products, including laundry appliances, refrigeration and room air conditioning equipment, cooking appliances, dishwashers, and mixers and other small household appliances.

Whirlpool markets and distributes major home appliances in North America primarily under the Whirlpool(R), KitchenAid(R), Roper(R), Inglis(R), Acros(R), and Supermatic(R) brand names primarily to retailers, distributors, and builders. KitchenAid(R) portable appliances, such as mixers, are sold directly to retailers. In Europe, Whirlpool markets major home appliances primarily under the Whirlpool(R) and Bauknecht(R) brand names. In Latin America, Whirlpool markets major home appliances primarily under the Whirlpool(R), Brastemp(R), Consul(R), and Eslabon de Lujo(R) brand names. In Asia, Whirlpool markets major home appliances primarily under the Whirlpool(R) and KitchenAid(R) brand names. Some products are sold by Whirlpool to other manufacturers and retailers for resale under those manufacturers’ and retailers’ respective brand names. Whirlpool has manufacturing facilities in North America, Europe, Latin America, and Asia.

Our principle executive offices are located at 2000 North M-63, Benton Harbor, Michigan 49022-2692 and our telephone number is (269)923-5000.

Proposed Merger with Maytag

On August 22, 2005, Whirlpool Corporation and Maytag Corporation signed a definitive merger agreement in which Whirlpool will acquire all outstanding shares of Maytag common stock in a cash and stock merger valued at $21 per share. One half of the per share consideration will be paid in cash and the balance in a fraction of a share of Whirlpool common stock. On December 22, 2005, Maytag’s shareholders approved the proposed merger.

The Antitrust Division of the Department of Justice is reviewing the proposed merger. The closing of the merger is subject to a number of additional closing conditions. Whirlpool and Maytag have agreed not to close the merger before February 27, 2006, without the Division’s concurrence, although the Division may request additional time for review.

Information about Maytag

Maytag, a producer of home and commercial appliances, operates in two business segments: home appliances and commercial products.

Use of Proceeds

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement and/or other offering material, including refinancing indebtedness incurred in connection with our proposed acquisition of Maytag.

Description of the Debt Securities

The following is a general description of the debt securities that we may offer from time to time. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which the general provisions described below will be applicable to the debt securities will be described in the applicable prospectus supplement.

The debt securities are to be issued in one or more series under an Indenture dated as of March 20, 2000 (as amended by the Trust Indenture Reform Act of 1990, the “Indenture”) between the Company and Citibank, N.A., as trustee, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part. The following summary of certain provisions of the debt securities and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture, including the definitions of certain terms, and the applicable prospectus supplement. You should read these documents carefully to fully understand the terms of the debt securities.

The numerical references in parentheses below are to sections of the Indenture. Unless otherwise indicated, capitalized terms used in the following summary that are defined in the Indenture have the meanings used in the Indenture. As used in this summary, “Whirlpool” refers to Whirlpool Corporation and does not, unless the context otherwise indicates, include its subsidiaries.

General

The Indenture does not limit the amount of debt securities that can be issued under the Indenture and provides that debt securities of any series may be issued under the Indenture up to the aggregate principal amount which may be authorized from time to time by Whirlpool. The Indenture does not limit the amount of other indebtedness or securities, other than certain secured indebtedness as described below, which may be issued by Whirlpool. All debt securities issued under the Indenture will be unsecured and will rank pari passu, or equally, with all other unsecured and unsubordinated indebtedness of Whirlpool. However, because a substantial portion of Whirlpool’s operations are conducted through subsidiaries, its cash flow and the consequent ability to service debt, including any debt securities issued under the Indenture, are dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by, its subsidiaries to Whirlpool. In addition the payment of dividends and the making of loans and advances to Whirlpool by its subsidiaries may be subject to statutory or contractual restrictions.

We will prepare a prospectus supplement for each series of debt securities that we issue. Each prospectus supplement will set forth the applicable terms of the debt securities to which it relates, which may include the following:

•	the title of the securities;

•	any limit upon the aggregate principal amount of the securities;

•	if other than 100% of the principal amount, the percentage of their principal amount at which the offered debt securities will be offered;

•	the maturity;

•	the interest rate and the date from which interest will accrue;

•	if other than as set forth herein, the place or places where the principal of and interest, if any, on the offered debt securities will be payable;

•	the terms of any optional redemption right by Whirlpool or any mandatory redemption obligation;

•	the terms of any “sinking fund” provisions;

•	if other than the principal amount thereof, the portion of the principal amount of the offered debt securities which will be payable upon declaration of acceleration of the maturity thereof;

•	whether and under what circumstances Whirlpool will pay additional amounts on the offered debt securities held by a person who is not a U.S. Person in respect of taxes or similar charges withheld or deducted and, if so, whether Whirlpool will have the option to redeem such offered debt securities rather than pay such additional amounts;

•	any conversion features;

•	information with respect to warrants, if any;

•	the currency or currency unit in which the offered debt securities are issued or payable;

•	whether the offered debt securities will be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee; and

•	any other terms or conditions not inconsistent with the provisions of the Indenture upon which the offered debt securities will be offered. (Section 2.3)

“Principal” when used herein includes, when appropriate, the premium, if any, on the debt securities.

One or more series of debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable to such debt securities will be described in the prospectus supplement or prospectus supplements relating to any such series of debt securities. In general, the material federal income tax consequences applicable to a series of debt securities will be described in the prospectus supplement relating to the series of debt securities, to the extent applicable.

Unless otherwise provided in the prospectus supplement relating to any offered debt securities, payments of principal and interest, if any, on the debt securities will be made to each registered holder entitled thereto by wire transfer in immediately available funds if that holder has provided us, through our paying agent or otherwise, wire instructions at least five business days prior to the applicable payment date or by check mailed to the address of that holder as it appears on the books of the registrar if that holder has not provided wire instructions; provided that the final distribution in respect of any debt security will be made only upon presentation and surrender of such certificated debenture at the applicable corporate trust office of the trustee.

The debt securities may be issued in registered form. Additionally, the debt securities may be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee and, if so represented, beneficial interests in the global note will be shown on, and transfers thereof will be effected only through, records maintained by the designated depository and its participants.

The debt securities being offered by this prospectus will be issued in denominations of $1,000 or any whole multiple of $1,000 or the equivalent in foreign denominated currency or currency units, unless otherwise specified in the prospectus supplement relating to any offered debt securities. (Section 2.7)

The Indenture requires the annual filing by Whirlpool with the trustee of a certificate as to compliance with certain covenants contained in the Indenture. (Section 3.5)

Whirlpool will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act which may then be applicable, in connection with any obligation of Whirlpool to purchase offered debt securities at the option of the holders thereof. Any such obligation applicable to a series of debt securities will be described in the prospectus supplement or prospectus supplements relating to the series.

Whirlpool may at any time purchase debt securities at any price in the open market or otherwise. Debt securities so purchased by Whirlpool may, at its sole option, be held, resold or surrendered to the trustee for cancellation.

Unless otherwise described in a prospectus supplement relating to any offered debt securities, there are no covenants or provisions contained in the Indenture that may afford the holders of offered debt securities direct protection in the event of a highly leveraged transaction involving Whirlpool.

Exchange of Securities

Registered debt securities may be exchanged for an equal aggregate principal amount of registered debt securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the registered debt securities at an agency maintained by Whirlpool for that purpose and upon fulfillment of all other requirements of such agent. (Section 2.8) No service charge will be made for any transfer or exchange of the debt securities, but Whirlpool may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.8)

Limitations on Liens

Unless otherwise indicated in the prospectus supplement, Whirlpool will covenant that, so long as any of the debt securities of a series remain outstanding, Whirlpool will not, nor will it permit any Restricted Subsidiary to, secure indebtedness for money borrowed (hereinafter referred to as “Debt”) by placing a Lien on any Principal Property now or hereafter owned or leased by Whirlpool or any Restricted Subsidiary or on any shares of stock or Debt of any Restricted Subsidiary without equally and ratably securing the debt securities of such series, unless (1) the aggregate principal amount of such secured Debt then outstanding plus (2) all Attributable Debt of Whirlpool and its Restricted Subsidiaries in respect of sale and leaseback transactions described below covering Principal Properties, other than sale and leaseback transactions under (b) of the following paragraph, does not exceed an amount equal to 10% of Consolidated Net Tangible Assets.

This restriction will not apply to, and there shall be excluded in computing secured Debt for purposes of this restriction, certain permitted Liens, including:

•	Liens existing as of the date of the Indenture;

•	Liens on property or assets of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary;

•	Liens on property or assets or shares of stock or Debt existing at the time of acquisition and certain purchase money or similar Liens;

•	Liens to secure certain development, operation, construction, alteration, repair or improvement costs;

•	Liens in favor of, or which secure Debt owing to, Whirlpool or a Restricted Subsidiary;

•	Liens in connection with government contracts, including the assignment of moneys due or to come due thereon;

•	certain Liens in connection with legal proceedings or arising in the ordinary course of business and not in connection with the borrowing of money;

•	Liens on property securing tax-exempt obligations issued by a domestic governmental issuer to finance the cost of acquisition or construction of such property, and

•	extensions, substitutions, replacements or renewals of the foregoing. (Section 3.9)

Restrictions on Sale and Leasebacks

Unless otherwise indicated in the prospectus supplement, Whirlpool will covenant that, so long as any of the debt securities of a series remain outstanding, Whirlpool will not, nor will it permit any Restricted Subsidiary to, enter into any sale and leaseback transaction, except a lease for a period not exceeding three years, after the date of the Indenture covering any Principal Property which was or is owned or leased by Whirlpool or a Restricted Subsidiary and which has been or is to be sold or transferred more than 120 days after such property has been owned by Whirlpool or such Restricted Subsidiary and completion of construction and commencement of full operation thereof, unless (a) the Attributable Debt in respect thereto and all other sale and leaseback transactions entered into after the date of the Indenture (other than those the proceeds of which are applied to reduce indebtedness under (b) following), plus the aggregate principal amount of then outstanding secured Debt not otherwise permitted or excepted without equally and ratably securing the debt securities, does not exceed 10% of Consolidated Net Tangible Assets, or (b) an amount equal to the greater of the net proceeds of the sale or the fair market value of the Principal Property leased is applied within 120 days after the sale or transfer to the voluntary retirement of indebtedness, including debt securities, maturing more than one year thereafter. (Section 3.10)

Certain Definitions

The following are certain key definitions used in the Indenture.

The term “Subsidiary” is defined to mean a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by Whirlpool or by one or more other Subsidiaries, or by Whirlpool and one or more other Subsidiaries. For the purposes of this definition, “voting stock” means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

The term “Restricted Subsidiary” is defined to mean any Subsidiary (a) substantially all the property of which is located, or substantially all the business of which is carried on, within the United States, or (b) which owns or leases any Principal Property; provided, however, that the term “Restricted Subsidiary” shall not include any Subsidiary (1) more than 80% of whose revenues during the four preceding calendar quarters, if any, were derived from, and more than 80% of whose assets are related to, the financing of foreign Subsidiaries, or the financing of sales or leasing to Persons other than Whirlpool or any other Restricted Subsidiary, (2) which is primarily engaged in holding or developing real estate or constructing buildings or designing, constructing or otherwise manufacturing structures, equipment, systems, machines, devices or facilities for the control or abatement of atmospheric pollutants or contaminants, water pollution, noise, odor or other pollution or waste disposal, (3) which is a bank, insurance company or finance company, (4) which is or was a “DISC” (Domestic International Sales Corporation) or a “FSC” (Foreign Sales Corporation), as defined in Sections 992 or 922, respectively, of the Internal Revenue Code of 1986, as amended (the “Code”), or which receives similar tax treatment under any subsequent amendments thereto or successor laws thereof, or (5) which is any other financial entity whose accounts as of the date of determination are not required to be consolidated with the accounts of Whirlpool in its audited consolidated financial statements (but such Subsidiary shall be excluded pursuant to any of clauses (i) through (v) of this proviso only so long as it shall not own any Principal Property).

The term “Principal Property” is defined to mean any building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, owned or leased by Whirlpool or any Restricted Subsidiary, used primarily for manufacturing and located in the United States, the gross book value on the books of Whirlpool or such Restricted Subsidiary (without deduction of any depreciation reserve) of which on the date as of which the determination is being made exceeds 1% of Consolidated Net Tangible Assets, other than any such building, structure or other facility or any portion thereof or any such fixture (together with the land upon which it is erected and fixtures comprising a part thereof) (i) which is financed by industrial development bonds which are tax exempt pursuant to Section 103 of the Code (or which receive similar tax treatment under any subsequent amendments thereto or successor laws thereof), or (ii) which, in the opinion of the Board of Directors of Whirlpool, is not of material importance to the total business conducted by Whirlpool and its Restricted Subsidiaries taken as a whole.

The term “Attributable Debt,” in respect of the sale and leaseback transactions described above, is defined to mean the amount determined by multiplying the greater, at the time such transaction is entered into, of (i) the fair value of the real property subject to such arrangement (as determined by Whirlpool) or (ii) the net proceeds of the sale of such real property to the lender or investor, by a fraction of which the numerator is the unexpired initial term of the lease of such real property as of the date of determination and of which the denominator is the full initial term of such lease. Sale and leasebacks with respect to facilities financed with certain tax exempt securities are excepted from the definition.

The term “Consolidated Net Tangible Assets” is defined to mean the aggregate amount of assets, less applicable reserves and other properly deductible items, after deducting (a) all current liabilities, excluding any current liabilities constituting Funded Debt by reason of being extendible or renewable, and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent balance sheet of Whirlpool and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

The term “Funded Debt” is defined to mean all indebtedness for money borrowed, or evidenced by a bond, debenture, note or similar instrument or agreement whether or not for money borrowed, having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower. (Section 1.1)

The term “Lien” is defined to mean any pledge, mortgage or other lien, including lease purchase, installment purchase and other title retention financing arrangements, on or in respect of any Principal Property owned or leased by Whirlpool or any Restricted Subsidiary, or on any shares of stock or Debt of any Restricted Subsidiary. (Section 3.9)

Events of Default

The following are Events of Default under the Indenture with respect to the debt securities of any series:

•	a failure to pay any interest on any debt security of that series when due and payable, and continuance of such failure for a period of 30 days;

•	failure to pay the principal on any debt security of that series as and when the same shall become due and payable either at maturity, upon redemption, other than with respect to a sinking fund payment, by declaration or otherwise;

•	failure to deposit any sinking fund payment when due in respect of that series, and continuance of such failure for a period of 30 days;

•	default in the performance, or breach, of any other covenant or warranty of Whirlpool set forth in the Indenture not otherwise dealt with in Section 5.1, other than a covenant or warranty included in the Indenture solely for the benefit of a series of Securities other than that series, and continuance of such default or breach for a period of 90 days after due notice by the trustee or by the Holders of at least 25% in principal amount of the Outstanding Securities of that series;

•	failure to pay any portion of the principal of any indebtedness for money borrowed by Whirlpool, including debt securities of another series, which indebtedness is in excess of $50,000,000 outstanding principal amount, when due and payable after the expiration of any applicable grace period with respect thereto or the acceleration of such indebtedness, if such acceleration is not annulled within 10 days after written notice as provided in the Indenture; and

•	certain events of bankruptcy, insolvency or reorganization of Whirlpool. (Section 5.1)

Additional Events of Default may be prescribed for the benefit of holders of certain series of debt securities which, if prescribed, will be described in the prospectus supplement relating to those debt securities. The Indenture provides that the trustee shall notify the holders of debt securities of each series of all defaults actually known to a responsible officer of the trustee and affecting that series within 90 days after the occurrence of a default unless the defaults shall have been cured before the giving of the notice. The term “default” or “defaults” for the purposes of this section of the Indenture is defined to mean any event or condition which is, or with notice or lapse of time or both would become, an Event of Default. The Indenture provides that notwithstanding the foregoing, except in the case of a default in the payment of the principal of or interest on any of the debt securities of such series or any default in the payment of any sinking fund installment or analogous obligation in respect of any of the debt securities of such series, the trustee shall be protected in withholding such notice if the trustee in good faith determines that the withholding of such notice is in the interests of the holders of debt securities of such series. (Section 5.11)

The Indenture provides that if an Event of Default with respect to any series of debt securities shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of debt securities of that series then outstanding may declare the principal amount of all the debt securities of that series to be due and payable immediately or, if the debt securities of that series are Original Issue Discount Securities (as defined), such portion of the principal amount as may be specified in the terms of that series to be immediately due and payable. However, upon certain conditions such declaration may be annulled. (Section 5.1) Any past defaults and the consequences of the defaults may be waived by the holders of a majority in principal amount of the debt securities of that series then outstanding, except for a default in the payment of principal of or interest on debt securities of that series, which default cannot be waived. (Sections 5.1 and 5.10) The Indenture also permits Whirlpool to omit compliance with certain covenants in the Indenture with respect to debt securities of any series upon waiver by the holders of a majority in principal amount of the debt securities of such series then outstanding. (Section 3.11)

Subject to the provisions of the Indenture relating to the duties of the trustee in case an Event of Default with respect to any series of debt securities shall occur and be continuing, the trustee shall be under no obligation to exercise any of the trusts or powers vested in it by the Indenture at the request or direction of any of the holders of that series, unless such holders shall have offered to the trustee reasonable security or indemnity. (Sections 6.1 and 6.2) Subject to such provisions for security or indemnification and certain limitations contained in the Indenture, the holders of a majority in aggregate principal amount of the debt securities of each series affected by an Event of Default and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the Indenture or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. (Section 5.9)

No holder of any debt security of any series will have any right by virtue or by availing of any provision of the Indenture to institute any proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given the trustee written notice of an Event of Default with respect to debt securities of that series and unless also the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series shall have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee and the trustee shall have failed to institute such proceeding within 60 days after its receipt of such request, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with such request. (Section 5.6) However, the right of a holder of any debt security to receive payment of the principal of and any interest on such debt security on or after the due dates expressed in such debt security, or to institute suit for the enforcement of any such payment on or after such dates, shall not be impaired or affected without the consent of such holder. (Section 5.7)

Satisfaction and Discharge of Indenture

The Indenture with respect to any series—except for certain specified surviving obligations, including, among other things, Whirlpool’s obligation to pay the principal of and interest on the debt securities of such series—will be discharged and canceled upon the satisfaction of certain conditions, including the payment of all the debt securities of such series or the deposit with the trustee of cash or appropriate Government Obligations (as defined) or a combination thereof sufficient for such payment or redemption in accordance with the Indenture and the terms of the debt securities of such series.

Modification of the Indenture

The Indenture contains provisions permitting Whirlpool and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the debt securities of each series at the time outstanding, to execute supplemental indentures adding any provisions to, or changing in any manner or eliminating any of the provisions of, the Indenture or any supplemental indenture with respect to the debt securities of such series or modifying in any manner the rights of the holders of the debt securities of such series; provided that no such supplemental indenture may (1) extend the final maturity of any debt security, or reduce the principal amount thereof or any premium thereon, or reduce the rate or extend the time of payment of any interest thereon, or reduce any amount payable on redemption thereof, or impair or affect the right of any holder of debt securities to institute suit for payment thereof or, if the debt securities provide therefor, any right of repayment at the option of the holders of the debt securities, without the consent of the holder of each debt security so affected, or (2) reduce the percentage of debt securities of such series, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all debt securities of such series so affected. (Section 8.2) Additionally, in certain prescribed instances, Whirlpool and the trustee may execute supplemental indentures without the consent of the holders of debt securities. (Section 8.1)

Defeasance and Covenant Defeasance

The Indenture provides that, if the defeasance provisions of the indenture are made applicable to the debt securities of a series pursuant to Section 2.3 of the Indenture, then Whirlpool may elect either (1) to terminate, and be deemed to have satisfied, all its obligations with respect to such debt securities, except for the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities, to compensate and indemnify the trustee and to punctually, pay or cause to be paid the principal of, and interest on, all debt securities of such series when due (“defeasance”), or (2) to be released from its obligations with respect to such debt securities under Sections 3.7, 3.8, 3.9 and 3.10 of the Indenture (being the restrictions described above under “Limitations on Liens” and “Restrictions on Sale and Leasebacks” and certain requirements as to maintenance of Principal Properties and payment of taxes and other claims) (“covenant defeasance”), upon the deposit with the trustee, in trust for such purpose, of money and/or Government Obligations which through the payment of principal and interest in accordance with their terms, without consideration of any reinvestment, will provide money, in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and interest, if any, on the outstanding debt securities of such series, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may be established only if, among other things, Whirlpool has delivered to the trustee an opinion of counsel with regard to certain matters, including an opinion to the effect that the Holders of such debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and discharge and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance, as the case may be, had not occurred. The prospectus supplement may further describe the provisions, if any, permitting defeasance or covenant defeasance with respect to the debt securities of any series. (Section 10.1)

Concerning the Trustee

Whirlpool presently does, and may from time to time in the future, maintain lines of credit and have customary banking relationships with Citibank, N.A., the trustee under the Indenture. Whirlpool has several series of debt securities outstanding under the Indenture for which the trustee is serving as trustee and the trustee may serve as trustee for other debt securities issued by Whirlpool from time to time.

Global Securities

The following will apply to debt securities of any series, unless the prospectus supplement relating to that series provides otherwise.

Upon issuance, the debt securities of each series will be represented by one or more “global securities” which will be deposited with, or on behalf of, the depositary and will be registered in the name of the depositary or a nominee of the depositary. Unless otherwise indicated in the prospectus supplement relating to a series of debt securities, The Depositary Trust Company (“DTC”) will act as the depositary and the global securities will be deposited with, or on behalf of, DTC or its nominee, and registered securities will be registered in the name of a nominee of DTC. Except under limited circumstances described below, global securities will not be exchangeable for definitive certificated debt securities.

Upon the issuance of a global security, DTC or its nominee will credit on its book-entry registration and transfer system the principal amounts of the individual debt securities represented by such global security to the accounts of persons that have accounts with DTC (“Participants”). Ownership of beneficial interests in a global security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to interests of Participants) and records of Participants (with respect to interests of persons who hold through Participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, pledge or transfer beneficial interest in a global security.

So long as the depository or its nominee is the registered owner of a global security, the depository or its nominee will be considered the sole owner or holder of the debt securities represented by such global security for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have any of the individual debt securities registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

Payments of principal of and any interest (and premium, if any) on individual debt securities represented by a global security will be made to DTC or its nominee, as the case may be, as the sole registered owner of such global security and the sole holder of the debt securities represented by the global security for all purposes under the applicable Indenture. Neither Whirlpool nor the trustee, nor any agent of Whirlpool or the trustee, will have any responsibility or liability for any aspect of DTC’s records relating to or payments made on account of beneficial ownership interests in the global securities representing any debt securities or for maintaining, supervising or reviewing any of DTC’s records relating to those beneficial ownership interests.

Whirlpool has been advised by DTC that, upon receipt of any payment in respect of a global security, DTC will immediately credit Participants’ accounts for their pro rata share of such payments. Whirlpool also expects that payments by Participants to owners of beneficial interests in global securities held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” These payments will be the sole responsibility of the Participants.

Global securities may not be transferred except as a whole by DTC to a nominee of DTC. Global securities representing debt securities are exchangeable for certificated debt securities only if:

•	DTC or its nominee notifies Whirlpool that it is unwilling or unable to continue as depositary for these global securities;

•	DTC ceases to be qualified as required by the applicable Indenture;

•	Whirlpool instructs the trustee in accordance with the applicable Indenture that those global securities will be so exchangeable; or

•	there shall have occurred and be continuing an Event of Default or an event which after notice or lapse of time would be an Event of Default with respect to the debt securities represented by such global security.

Any global securities that are exchangeable as described above shall be exchangeable for certificated debt securities issuable in denominations of $1,000 and integral multiples of $1,000 in excess thereof and registered in such names as DTC or its nominee shall direct. Subject to the foregoing, global securities are not exchangeable, except for global securities of like denomination to be registered in the name of DTC or its nominee. If debt securities are subsequently issued in registered form, they would thereafter be transferred or exchanged without any service charge at the corporate trust office of the trustee or at any other office or agency maintained by Whirlpool for such purpose.

So long as DTC or its nominee is the registered holder and owner of global securities, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global securities for the purposes of receiving payment on the debt securities, receiving notices and for all other purposes under the applicable Indenture and the debt securities. Except as provided above, owners of beneficial interests in global securities will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders thereof for any purpose under the applicable Indenture. Accordingly, each person owning a beneficial interest in the global securities must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the applicable Indenture. The Indentures provide that DTC may grant proxies and otherwise authorize Participants to give to take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable Indenture. Whirlpool understands that under existing industry practices in the event that Whirlpool requests any action of holders or that an owner of a beneficial interest in global securities desires to give to take any action which a holder is entitled to give or take under the applicable Indenture. DTC or its nominee would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners through them.

DTC has advised Whirlpool as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations (“Direct Participants”). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the SEC.

According to DTC, the foregoing information with respect DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Plan of Distribution

We may sell the securities offered pursuant to this prospectus through agents, through underwriters or dealers or directly to one or more purchasers. We may also sell the securities through a combination of these methods.

Underwriters, dealers and agents that participate in the distribution of the securities offered pursuant to this prospectus may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation, including underwriting discount, will be described in the applicable prospectus supplement. The prospectus supplement will also describe other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the offered securities may be listed.

The distribution of the securities offered under this prospectus may occur from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

If the applicable prospectus supplement indicates, we will authorize dealers or our agents to solicit offers by certain institutions to purchase offered securities from us pursuant to contracts that provide for payment and delivery on a future date. We must approve all institutions, but they may include, among others:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies; and

•	educational and charitable institutions.

The institutional purchaser’s obligations under the contract are subject to the condition that the purchase of the offered securities at the time of delivery is allowed by the laws that govern the purchaser. The dealers and our agents will not be responsible for the validity or performance of the contracts.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make as a result of those certain civil liabilities.

When we issue the securities offered by this prospectus, they may be new securities without an established trading market. If we sell a security offered by this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but the underwriter will not be obligated to do so and could discontinue any market making without notice at any time. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered by this prospectus.

Underwriters and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of their and/or our businesses.

Legal Matters

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of the securities offered by this prospectus may be passed upon for Whirlpool by the law firm of Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois, and for the underwriters, dealers, or agents, if any, by the counsel named in the applicable prospectus supplement.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements and schedule included in our Annual Report on Form 10-K/A for the year ended December 31, 2004, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, as set forth in their reports which are incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement. Whirlpool’s financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Where You Can Find More Information

We file annual, quarterly, current, and special reports, proxy statements, and other information with the Securities and Exchange Commission, referred to as the SEC. You may read and copy any reports, statements, or other information they file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public from commercial document retrieval services and at the Internet Website maintained by the SEC at http://www.sec.gov. Our filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

We have filed a registration statement on Form S-3 to register our debt securities. This prospectus, which is a part of the registration statement, does not contain all the information contained in the registration statement; certain items are contained in exhibits to the registration statement, as permitted by the rules and regulations of the SEC. Statements that we make in this prospectus about the content of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement that we make is qualified in its entirety by such reference.

Documents Incorporated by Reference

The SEC allows us to incorporate by reference information into this prospectus, which means that we can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in, or incorporated by reference in, this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our company and its finances.

•	Annual Report on Form 10-K for the Year ended December 31, 2004;

•	Annual Report on Form 10-K/A for the Year ended December 31, 2004;

•	Quarterly Report on Form 10-Q for the Quarter ended March 31, 2005;

•	Quarterly Report on Form 10-Q for the Quarter ended June 30, 2005;

•	Quarterly Report on Form 10-Q for the Quarter ended September 30, 2005;

•	Current Reports on Form 8-K filed on January 6, 2006, December 15, 2005, December 13, 2005, December 6, 2005, December 1, 2005, November 22, 2005, October 11, 2005, October 6, 2005, August 22, 2005, August 10, 2005, August 8, 2005, July 18, 2005, April 21, 2005, February 17, 2005, February 16, 2005, February 10, 2005, February 3, 2005 and January 25, 2005.

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14(d) or l5(d) of the Securities Exchange Act of 1934 after the date of the filing of this registration statement and before its effectiveness, and until we have sold all of the securities to which this prospectus relates or the offering is otherwise terminated. Our subsequent filings with the SEC will automatically update and supersede information in this prospectus.

You may obtain a copy of any of the documents incorporated by reference in this registration statement (excluding exhibits to those documents unless they are specifically incorporated by reference into those documents) at no cost by writing to or calling our Secretary at:

Whirlpool’s Investor Relations Department

2000 M63

Benton Harbor, Michigan 49022

Attention: Corporate Secretary

Telephone: (269) 923-5000